UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PINGTAN MARINE ENTERPRISE LTD.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G7114V102

(CUSIP Number)

Xinrong Zhuo

Floor 18, Tower A

Zhongshan Building No. 154, Hudong Road

Gulou District, Fuzhou City

Fujian Province 350001, PRC

86-591-8783-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons ZHUO XINRONG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Special Administrative Region of Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,402,355 Shares
	8	Shared Voting Power 0 Shares
	9	Sole Dispositive Power 45,402,355 Shares
	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,402,355 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.8%
14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons Heroic Treasure Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,780,000 Shares
	8	Shared Voting Power 0 Shares
	9	Sole Dispositive Power 15,780,000 Shares
	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,780,000 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons Mars Harvest Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,079,868 Shares
	8	Shared Voting Power 0 Shares
	9	Sole Dispositive Power 28,079,868 Shares
	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,079,868 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 32.7%
14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on January 28, 2013 (the “Original Schedule 13D”) filed by Xinrong Zhuo, with respect to ordinary shares, par value $0.001 per share, of China Growth Equity Investment Ltd. (“CGEI”), now known as Pingtan Marine Enterprise Ltd. (the “Issuer”). The Issuer is a company organized under the laws of the Cayman Islands.

The principal executive office of the Issuer is located at 18-19/F, Zhongshan Building A, No. 154 Hudong Road, Fuzhou 350001, The People’s Republic of China.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(1) Xinrong Zhuo, whose principal business address is Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, The People’s Republic of China. Mr. Zhuo’s principal occupation is the Chief Executive Officer of the Issuer. Mr. Zhuo is a citizen of the Special Administrative Region of Hong Kong;

(2) Heroic Treasure Limited (“Heoric Treasure”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding. As of the date hereof, all of the shares of Heroic Treasure are held by Mr. Zhuo, and the sole director of Heroic Treasure is Mr. Zhuo; and

(3) Mars Harvest Co., Ltd. (“Mars”), a business company incorporated with limited liability under the laws of the British Virgins Islands, with its registered office at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands and its principal business in investment holding. As of the date hereof, all of the shares of Mars are held by Mr. Zhuo, and the sole director of Mars is Mr. Zhuo.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers, where relevant, of Heroic Treasure and Mars (together with Mr. Zhuo, each a “Reporting Person” and collectively the “Reporting Persons”), as of the date hereof, are set forth on Schedule A.

During the last five years, each of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

All funds used by Mr. Zhuo to acquire the 1,003,487 shares as described below in Item 4 have come directly from assets controlled by Mr. Zhuo. The aggregate amount of consideration paid for the shares was $3,358,087.3.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On February 25, 2013, CGEI completed its merger (the “Merger”) with China Dredging Group Co., Ltd. (“CDGC”), and the various transactions contemplated by the Agreement and Plan of Merger, dated as of October 24, 2012 (the “Merger Agreement”), between CGEI, CDGC, China Growth Dredging Sub Ltd. (“Merger Sub”) and Mr. Zhuo were consummated. In addition, CGEI completed its share purchase (the “Share Purchase” and, together with the Merger, the “Business Combination”) of Merchant Supreme Co., Ltd. (“Merchant Supreme”), and the various transactions contemplated by the Share Purchase Agreement, dated as of October 24, 2012 (the “Share Purchase Agreement” and together with the Merger Agreement, the “Agreements”), between CGEI and Merchant Supreme were consummated. The Business Combination, the Agreements and the transactions effected in connection therewith are more fully disclosed in the definitive proxy statement, dated February 6, 2013 (the “Definitive Proxy Statement”), filed by the Issuer with the Securities and Exchange Commission, which disclosures are incorporated herein by reference. Pursuant to the terms of the Merger Agreement, upon completion of the Merger, each share of then-issued and outstanding ordinary shares and Class A preferred shares of CDGC were automatically cancelled and converted into the right to receive 0.82947 ordinary shares of the Issuer. Pursuant to the terms of the Share Purchase Agreement, all of the issued and outstanding shares of Merchant Supreme capital shares were purchased by the Issuer for an aggregate of 25,000,000 ordinary shares of the Issuer. As a result, upon the completion of the Merger, Mr. Zhuo indirectly held (1) 28,079,868 ordinary shares of the Issuer through Mars, of which Mr. Zhuo is the sole shareholder; and (2) 15,780,000 ordinary shares of the Issuer through Heroic Harvest, of which Mr. Zhuo is the sole shareholder.

On various dates from June 8, 2017 to June 15, 2018, Mr. Zhuo directly acquired an aggregate of 1,003,487 shares for investing purpose for a total consideration of $3,358,087.3.

On December 16, 2022, the Issuer announced that it was notified by The Nasdaq Stock Market LLC (“Nasdaq”) on December 9, 2022, that the trading in PME stock had been suspended in response to the actions by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). In a press release earlier the same day, OFAC designated certain individuals and companies along with their affiliated entities, including the Issuer and the Reporting Persons, as well as certain vessels in which the Issuer has an interest, in the list of Specially Designated Nationals. On December 27, 2022, the Issuer announced that it had received a notification letter dated December 21, 2022 from the Listing Qualifications Department of Nasdaq, indicating that based on the actions from OFAC, the Nasdaq staff had determined that the continued listing of the Issuer’s securities were no longer warranted pursuant to Listing Rule 5101. Notwithstanding any request for a hearing, trading in the Issuer’s securities will be halted at the end of the trading day (8pm ET) on March 8, 2023, such that trading will not be available as of the first trading date after March 8, 2023, in accordance with the OFAC’s actions.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Mr. Zhuo directly beneficially owns 1,542,487 Shares, representing 1.8% of the issued and outstanding Shares.

As of the date hereof, Heroic Treasure directly beneficially owns 15,780,000 Shares, representing 18.4% of the issued and outstanding Shares. Mr. Zhuo may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 15,780,000 Shares owned by Heoric Treasure, representing 18.4% of issued and outstanding Shares.

As of the date hereof, Mars directly beneficially owns 28,079,868 Shares, representing 32.7% of the issued and outstanding Shares. Mr. Zhuo may be deemed to share voting and dispositive power with respect to and have beneficial ownership of 28,079,868 Shares owned by Mars, representing 32.7% of issued and outstanding Shares.

Item 5(b) is hereby amended and restated in its entirety as follows:

(b) Each of the Reporting Persons has the sole power to direct the vote and the disposition of the Shares that may be deemed to be owned beneficially by each of them.

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 hereof is hereby incorporated herein by reference.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement or the Share Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Agreement and Plan of Merger, dated as of October 24, 2012, by and between China Growth Equity Investment Ltd., China Dredging Group Co., Ltd., China Growth Dredging Sub Ltd., and Xinrong Zhuo (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35192), filed with the Securities and Exchange Commission on October 30, 2012)
99.2*	Share Purchase Agreement, dated as of October 24, 2012, by and among China Growth Equity Investment Ltd, Merchant Supreme Co., Ltd., Prime Cheer Corporation Limited, Xinrong Zhuo, Fujian Provincial Pingtan County Ocean Fishing Group Co., Heroic Treasure Limited and Fuzhou Honglong Ocean Fishery Co., Ltd. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35192), filed with the Securities and Exchange Commission on October 30, 2012)
99.3	Joint Filing Agreement, dated February 15, 2023, among Xinrong Zhuo, Heroic Treasure Limited and Mars Harvest Co., Ltd.
99.4*	Press Release dated December 16, 2022 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K (File No. 001-35192), filed with the Securities and Exchange Commission on December 22, 2022)
99.5*	Press Release dated December 27, 2022 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K (File No. 001-35192), filed with the Securities and Exchange Commission on December 28, 2022)

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023	XINRONG ZHUO

	By:	/s/ Xinrong Zhuo
	Name:	Xinrong Zhuo

Heroic Treasure Limited

	By:	/s/ Xinrong Zhuo
	Name:	Xinrong Zhuo
	Title:	Director

Mars Harvest Co., Ltd.

	By:	/s/ Xinrong Zhuo
	Name:	Xinrong Zhuo
	Title:	Director

SCHEDULE A

Unless otherwise indicated below, the current business address for each individual listed below is Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, The People’s Republic of China.

Director and Executive Officer of Heroic Treasure

Name	Position with Heroic Treasure	Present Principal Occupation or Employment	Citizenship
ZHUO XINRONG	Director	Chief Executive Officer of Pingtan Marine Enterprise Ltd.	Special Administrative Region of Hong Kong

Director and Executive Officer of Mars

Name	Position with Mars	Present Principal Occupation or Employment	Citizenship
ZHUO XINRONG	Director	Chief Executive Officer of Pingtan Marine Enterprise Ltd.	Special Administrative Region of Hong Kong